UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 29, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Qihoo 360 Technology Co. Ltd.

File No. 333-172816 - CF#26330

_____

Qihoo 360 Technology Co. Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on March 14, 2011.

Based on representations by Qihoo 360 Technology Co. Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through April 30, 2012
Exhibit 10.24	through April 30, 2012
Exhibit 10.25	through April 30, 2012
Exhibit 10.27	through April 30, 2012
Exhibit 10.28	through April 30, 2012
Exhibit 10.29	through April 30, 2012
Exhibit 10.30	through April 30, 2012
Exhibit 10.31	through April 30, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Legal Branch Chief